UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One):	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2011

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Angiotech Pharmaceuticals, Inc.

Full Name of Registrant:

Former Name if Applicable:

1618 Station Street

Address of Principal Executive Office (Street and Number)

Vancouver, BC, Canada V6A 1B6

City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;
☒	(b)

The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Due to the demands on the registrant’s resources occasioned by its previously disclosed recapitalization transaction and creditor protection proceedings and in light of the timing of the proposed closing of such transactions, which is currently scheduled to occur on or about May 12, 2011 and which will significantly affect the registrant’s disclosures in its quarterly report on Form 10-Q for the quarterly period ended March 31, 2011 (the “Form 10-Q”), the registrant requires additional time to prepare its unaudited interim financial statements included in the Form 10-Q to ensure that its disclosures are accurate, complete, relevant and reflective of the most current circumstances. Accordingly, the process of compiling and disseminating the information required to be included in the registrant’s Form 10-Q could not be completed within the prescribed time period without unreasonable effort and expense. The registrant hereby represents that the Form 10-Q will be filed within the period described under Rule 12b-25(b)(2)(ii).

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification

Jay Dent	(604)	221-7676
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☒ Yes ☐ No

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☐ Yes ☒ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Angiotech Pharmaceuticals, Inc.

(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date: May 11, 2011	By:	/s/ Jay Dent
Jay Dent
Senior Vice President, Finance